Bar Harbor Bankshares|
82 Main Street
Bar Harbor, ME 04609

                                                                                                                                        November 25, 2008

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Bar Harbor Bankshares Preliminary Proxy Statement on Schedule 14A Filed November 18, 2008 File No. 001-13349

Dear Ms. McHale:

            On behalf of Bar Harbor Bankshares (the "Company"), this letter is in response to the staff’s letter of comment dated November 21, 2008 to Joseph M. Murphy, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement").

            In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Proxy Statement, which the Company is filing contemporaneously with this response letter.

1.	Disclose whether you have applied to participate in the Treasury Department's Capital Purchase Program and describe the status of your application.

The Company has revised the Proxy Statement on page 4 in response to the staff’s comments to reflect the fact that the Company applied to participate in the TARP Capital Purchase Program on November 13, 2008, but has not yet heard back from the United States Treasury Department (the "Treasury Department") whether its application has been approved.

2.	Describe the material terms of the warrants you will issue to the Treasury Department.

The Company has revised the Proxy Statement on pages 8 and 9 in response to the staff’s comments to describe the material terms of the warrants that may be issued to the Treasury Department.

3.	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders.

The Company has revised the Proxy Statement on pages 8 and 9 in response to the staff’s comments to describe the dilution to the Company’s existing common shareholders as a result of the Company’s possible participation in the Capital Purchase Program.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The Company has revised the Proxy Statement on page 8 in response to the staff’s comments to describe any material effects to the Company’s liquidity, capital resources and results of operations if the proposal is approved and the Treasury Department denies the Company’s application.

5.	Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

  how the application of the proceeds of the transaction may potentially effect your net interest margin;
  how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
  how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your ba1ance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

            The Company has revised the Proxy Statement on 9 through 13 in response to the staff’s comments relating to pro forma financial information. To reflect the impact of the Company’s participation in the Capital Purchase Program, the Company has presented selected pro forma financial statements and information for the year ended December 31, 2007 and the nine months ended September 30, 2008 under the assumption that the minimum estimated proceeds are received in the first case and the maximum estimated proceeds are received in the second case. In addition, the Company has revised the disclosure on page 5 to describe the estimated proceeds and the use of proceeds from the Company’s possible participation in the Capital Purchase Program.

            In addition, as requested in the Staff’s letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the Proxy Statement, please call the undersigned at (207) 288-2639.

Sincerely, /s/Marsha C. Sawyer Marsha C. Sawyer